Page 1 of 9
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             RAVENSWOOD WINERY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    754438109
                                 (CUSIP Number)

                                  Michael Moran
                            W.R. Hambrecht + Co., LLC
                          539 Bryant Street, Suite 100
                             San Francisco, CA 94107
                                 (415) 551-3132
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 754438109                                                  Page 2 of 9

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                W.R. Hambrecht + Co., LLC
                94-3289837
--------------------------------------------------------------------------------
2               CHECK  THE   APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (SEE
                INSTRUCTIONS)
                                                  (a) (X)
                                                  (b) ( )
--------------------------------------------------------------------------------
3               SEC USE ONLY


--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)

                WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                ----------------------------------------------------------------
NUMBER OF       7         SOLE VOTING POWER
SHARES
BENEFICIALLY              None
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER

                          423,191

                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER

                          None

                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER

                          423,191

--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                423,191

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)( )

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.71%

--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                BD

--------------------------------------------------------------------------------

CUSIP No. 754438109                                                  Page 3 of 9

                               SCHEDULE 13D

--------------------------------------------------------------------------------
1               NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                William R. Hambrecht
                ###-##-####
--------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                INSTRUCTIONS)
                                         (a) (X)
                                         (b) ( )
--------------------------------------------------------------------------------
3               SEC USE ONLY

--------------------------------------------------------------------------------
4               SOURCE OF FUNDS (SEE INSTRUCTIONS)
                PF, AF
--------------------------------------------------------------------------------
5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEMS 2(d) or 2(e) ( )
--------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

--------------------------------------------------------------------------------
                7         SOLE VOTING POWER
NUMBER OF
SHARES                    109,765
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                ----------------------------------------------------------------
                8         SHARED VOTING POWER
                          423,191

                ----------------------------------------------------------------
                9         SOLE DISPOSITIVE POWER
                          109,765

                ----------------------------------------------------------------
                10        SHARED DISPOSITIVE POWER
                          423,191

--------------------------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                532,956 (1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                10.97%

--------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN

--------------------------------------------------------------------------------

(1) Mr. Hambrecht has a 23.1% ownership interest in W.R. Hambrecht + Co., LLC (the "LLC"). The LLC directly owns 423,191 shares of Ravenswood Winery, Inc. Mr. Hambrecht directly owns 109,765 shares of Ravenswood Winery, Inc. Mr. Hambrecht disclaims beneficial ownership of all the shares of Ravenswood Winery, Inc. held directly by the LLC other than with respect to 97,757.12 shares represented by his proportionate ownership interest in the LLC.

CUSIP No. 754438109                                                  Page 4 of 9

                            Statement on Schedule 13D

      This  Amendment  No. 2 amends and  supplements  the initial  Statement  on
Schedule 13D of W.R. Hambrecht + Co., LLC ("LLC") filed with the Securities and Exchange Commission on November 3, 1999, as amended on May 4, 2000, with respect to the beneficial ownership by the LLC of shares of common stock, no par value per share ("Common Stock"), of Ravenswood Winery, Inc., a California corporation ("Issuer"). The filing of this Amendment No. 2 is occasioned by the purchase and sale of shares in the LLC's market making account as described in Item 5(c) below. Except as set forth below, the information contained in the Original Statement, as amended by Amendment No. 1, is unchanged.

      To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of the LLC or Mr. Hambrecht.

ITEM 1.     SECURITY AND ISSUER.

      The Original Statement, as amended by the Amendments No. 1 and No. 2 ("Amended Statement"), relates to shares of the Common Stock, no par value, of the Issuer. The address of the Issuer's principal executive offices is 18701 Gehricke Road, Sonoma, California 95476.

ITEM 2.     IDENTITY AND BACKGROUND.

      The Amended Statement is being filed jointly by William R. Hambrecht and the LLC.

      (a)   (i) W.R. Hambrecht + Co., LLC.
            (ii) William R. Hambrecht.

      (b) (i) The LLC's principal business address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.
            (ii) Mr. Hambrecht's principal address is 539 Bryant Street, Suite 100, San Francisco, CA 94107.

      (c)   (i) The LLC is a Broker/Dealer.
            (ii) Mr. Hambrecht is the sole Manager of the LLC.

      (d)   During the past five  years,  neither the LLC or Mr.  Hambrecht  has
            been  convicted  in  a  criminal   proceeding   (excluding   traffic
            violations or similar misdemeanors).

      (e) During the past five years, neither the LLC or Mr. Hambrecht has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

      (f)   (i) The LLC is organized under the laws of the State of Delaware.
            (ii) Mr. Hambrecht is a citizen of the United States of America.

CUSIP No. 754438109                                                  Page 5 of 9

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Working Capital of the LLC and personal funds of Mr. Hambrecht.

ITEM 4.     PURPOSE OF TRANSACTION.

      The acquisitions of Common Stock by the LLC were made as long-term investments of the LLC or in its role as a market maker of the Issuer. The acquisitions of Common Stock by Mr. Hambrecht were made as long-term investments. Except as noted below, neither Mr. Hambrecht nor the LLC has any present plans or proposals that relate to or would result in or cause:

      (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   any action similar to any of those enumerated above.

      The filing persons reserve the right to adopt such plans and proposals subject to applicable regulatory requirements, if any; and to transfer securities of the Issuer directly and/or sell securities of the Issuer in the open market.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)   According to the Issuer, there were 4,858,929 shares of Common Stock

CUSIP No. 754438109                                                  Page 6 of 9


outstanding as of September 11, 2000. As of October 9, 2000, the LLC currently directly owns 423,191 shares of the Issuer's Common Stock, representing 8.71% of the outstanding Common Stock. Mr. Hambrecht currently directly owns 109,765 shares of Common Stock of the Issuer. Mr. Hambrecht, as the sole Manager of the LLC, has indirect beneficial ownership of the 423,191 shares of Common Stock owned by the LLC. Mr. Hambrecht also has a 23.1% ownership interest in the corporation that owns 100% of the LLC. Accordingly, Mr. Hambrecht disclaims beneficial ownership of all shares of the Issuer held by the LLC other than with respect to 97,757.12 shares represented by his proportionate ownership interest in the LLC.

      (b) The LLC and Mr. Hambrecht each have shared voting power and dispositive power over the 423,191 shares of Common Stock held by the LLC.

      (c) Except as set forth below, neither Mr. Hambrecht nor the LLC has effected any transaction involving the Issuer's Common Stock during the 60 days prior to the date of this Amended Statement.

      During the period May 1, 2000 through October 9, 2000, the LLC made the following open market purchases and sales of Common Stock in its capacity as market maker for the Common Stock, which trades are shown net of all market making transactions for that day with an average price:

   BUY OR SELL          TRADE DATE   NO. OF SHARES  PRICE PER       NET AMOUNT
                                                      SHARE

S                       05/01/2000          200       10.625         2,124.92
B                       05/03/2000           90      10.5625           950.63
S                       05/04/2000          140       10.625         1,487.45
S                       05/09/2000        1,900       10.894        20,699.27
S                       05/11/2000        2,600       10.694        27,804.79
S                       05/12/2000        2,790       10.872        30,332.45
S                       05/15/2000          710       10.877         7,722.77
S                       05/18/2000        2,350       11.375        26,730.22
S                       05/19/2000        3,000         11.5           34,500
S                       05/22/2000        3,850        11.49        44,234.14
S                       05/23/2000          850         11.5         9,119.69
S                       05/24/2000          900        11.48        10,336.37
B                       05/25/2000          400        10.44         4,175.99
S                       05/26/2000          200         11.5         2,299.92
S                       05/30/2000        2,000        11.48        22,955.47
S                       05/31/2000        2,800       11.363        31,817.63
S                       06/01/2000        1,000       11.375        11,374.62
S                       06/05/2000          300       11.458         3,437.31
S                       06/06/2000       10,000       11.438       114,383.60
B                       06/07/2000          450       11.376         5,119.30
S                       06/08/2000          350       11.196         3,918.52
B                       06/14/2000          600       11.425            6,855
B                       06/15/2000        1,500       11.508        17,262.54

CUSIP No. 754438109                                                  Page 7 of 9

   BUY OR SELL          TRADE DATE   NO. OF SHARES  PRICE PER       NET AMOUNT
                                                      SHARE

B                       06/16/2000        4,300       11.619        49,963.04
S                       06/19/2000        3,400       13.134        44,654.48
S                       06/20/2000        4,300       14.212        61,109.82
B                       06/21/2000        1,200       13.010        15,612.59
B                       06/23/2000        3,000       12.483           37,450
S                       06/26/2000          300       12.916         3,874.86
S                       06/27/2000          200           13         2,599.91
S                       06/29/2000          100        13.25         1,324.95
S                       06/30/2000        1,600         13.5           21,600
S                       07/03/2000        1,000        13.75        13,749.54
S                       07/05/2000          720        13.75            9,900
S                       07/06/2000          100           14         1,399.95
S                       07/07/2000          380      13.5625         5,153.57
S                       07/10/2000        1,835       13.760        25,249.32
S                       07/11/2000          400        13.75         5,499.81
B                       07/14/2000          100      13.8125         1,381.25
S                       07/14/2000          100        13.75         1,374.95
S                       07/17/2000          765       13.558        10,371.88
B                       07/18/2000          200        13.75            2,750
S                       07/19/2000          400       13.734         5,493.56
S                       07/20/2000          107       13.617         1,457.07
S                       07/24/2000          193       13.375         2,581.29
S                       07/25/2000        1,000       13.625        13,624.54
B                       07/26/2000        5,400       13.025        70,333.75
S                       07/27/2000          150       13.166         1,974.92
B                       07/28/2000          650       12.947         8,415.63
B                       07/31/2000          350       12.929            4,525
S                       08/02/2000          745       13.224         9,852.11
S                       08/08/2000        1,000       13.375        13,374.55
S                       08/09/2000        2,205       13.496        29,759.61
S                       08/10/2000          635        13.50         8,572.19
S                       08/14/2000          400         13.5         5,399.81
S                       08/15/2000        3,330       13.582        45,229.54
S                       08/18/2000        1,800       13.788        24,817.91
B                       08/21/2000          400       13.766         5,506.55
B                       08/22/2000          400         13.5            5,400
S                       08/22/2000          400         13.5         5,399.81
S                       08/23/2000          400         13.5         5,399.82
B                       08/28/2000          300        13.25            3,975
S                       08/29/2000        9,935       13.904       138,133.67
B                       08/30/2000          650       14.231         9,250.46
S                       08/31/2000        2,400       14.680        35,231.17
S                       09/01/2000        1,400       14.463        20,248.12
S                       09/05/2000          900       14.637        13,173.61

CUSIP No. 754438109                                                  Page 8 of 9

   BUY OR SELL          TRADE DATE   NO. OF SHARES  PRICE PER       NET AMOUNT
                                                      SHARE

B                       09/06/2000          550       13.995         7,697.51
S                       09/07/2000        4,897       14.192        69,499.17
S                       09/13/2000          206       14.657         3,019.27
B                       09/14/2000          200        14.25            2,850
S                       09/19/2000          597        14.75         8,805.45
B                       09/21/2000          600       14.125            8,475
S                       09/22/2000        1,976       14.128        27,916.05
S                       09/25/2000        4,224        14.49        62,299.01
S                       09/27/2000          600           15         8,999.70
S                       09/28/2000        3,000       15.466        46,397.38
B                       09/29/2000          600       14.502         8,700.96
S                       10/03/2000          500        14.25         7,124.52
B                       10/04/2000        2,991       13.684        40,928.89
S                       10/06/2000          100           14         1,399.95
S                       10/09/2000          100        14.25         1,424.95



      (d) Except as set forth in this Amended Statement, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting persons.

      (e)   Item 5(e) is not applicable to this Amended Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      The following material was filed as an Exhibit to Amendment No. 1 to the original Schedule 13D:

      Exhibit A - Joint Filing Agreement dated as of May 4, 2000, between the LLC and Mr. Hambrecht.

CUSIP No. 754438109                                            Page 9 of 9

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2000


                                    /s/ William R. Hambrecht
                                    -----------------------------
                                    William R. Hambrecht



                                    W.R. Hambrecht + Co., LLC

                                    By: William R. Hambrecht,
                                    Manager

                                    /s/ William R. Hambrecht
                                    -----------------------------
                                    William R. Hambrecht